UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 3)
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-l(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

Uxin Limited

(Name of issuer)

Ordinary Shares, par value US$0.0001 per share

(Title of class of securities)

91818X 3061

(CUSIP Number)

Kun Dai
1/F, Donghuang Building,
No. 16 Guangshun South Avenue
Chaoyang District, Beijing 100102
The People’s Republic of China
+86 10 5691-6765

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

March 26, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 The CUSIP number applies to the Issuer’s American Depositary Shares, each representing 300 Class A ordinary shares of the Issuer.

AMENDMENT NO. 2 TO SCHEDULE 13D

(1)	Name of reporting persons Kun Dai
(2)	Check the appropriate box if a member of a group (See instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (See instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 1,481,732,051
	(8)	Shared voting power 14,764,090
	(9)	Sole dispositive power 1,481,732,051
	(10)	Shared dispositive power 14,764,090
(11)	Aggregate amount beneficially owned by each reporting person 1,496,496,141
(12)	Check box if the aggregate amount in row (11) excludes certain shares (See instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.7%.** The voting power of the shares beneficially owned represent 3.3% of the total outstanding voting power.**
(14)	Type of reporting person (See instructions) IN

*	The percentage of the class of securities is calculated by dividing the number of shares beneficially owned by the reporting person by 56,381,572,389 outstanding Ordinary Shares as a single class as of March 27, 2024 on an as-converted basis, comprising of (i) 56,340,762,528 Class A Ordinary Shares, excluding 21,654,502 Class A Ordinary Shares issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under its share incentive plan; and (ii) 40,809,861 Class B Ordinary Shares.
**	The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of March 27, 2024. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Explanatory Note

This Amendment No. 3 to Schedule 13D (the “Amendment No. 3”), which amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 20, 2019, the Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on July 31, 2020, and the Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on May 27, 2021 (collectively, the “Original Schedule 13D”), is being filed by Kun Dai, a citizen of the People’s Republic of China, the chairman of board of directors and the chief executive officer of the Issuer (the “Reporting Person”), relating to the ordinary shares, par value US$0.0001 per share ( “Ordinary Shares”) of Uxin Limited (the “Issuer”). This Amendment No. 3 is being filed by the Reporting Person to report the acquisition of certain senior convertible preferred shares (“Senior Convertible Preferred Shares”) of the Issuer, the subsequent conversion of all of the Company’s issued and outstanding Senior Convertible Preferred Shares into Class A ordinary shares, par value US$0.0001 per share (“Class A Ordinary Shares”), and changes in the Reporting Person’s total beneficial ownership of the Class A Ordinary Shares.

Items of the Original Schedule 13D identified below are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as specifically amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 3 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 3. Source and Amount of Funds.

Item 3 of the Original Schedule 13D is hereby supplemented by adding the following paragraphs at the end thereof:

The Xin Gao Financing Transaction

Share Subscription Agreement

On March 26, 2024, the Issuer and Xin Gao Group Limited, a company organized under the laws of the British Virgin Islands ("Xin Gao”), entered into a Share Subscription Agreement for, and completed on the same day, the issuance of 1,440,922,190 Senior Convertible Preferred Shares of the Issuer to Xin Gao for a total consideration of US$7,000,000.

Investors’ Rights Agreement

On March 26, 2024 and upon the completion of the share issuance to Xin Gao (the “Closing”), the Issuer, Mr. Kun Dai, Xin Gao and certain other holders of Senior Convertible Preferred Shares entered into an amended and restated investors’ rights agreement (the “Investors’ Rights Agreement”), which superseded and replaced the investors’ rights agreement in effect prior to the Closing. The Investors’ Rights Agreement sets forth certain rights and restrictions of the Senior Convertible Preferred Shares acquired by Xin Gao, including that holders of such shares have a right to participate in the Issuer’s new financing and that such shares are subject to a one-year lock-up and a right of first refusal of certain holders of Senior Convertible Preferred Shares.

Voting Agreement

On March 26, 2024 and upon the Closing, the Issuer, Kun Dai, Xin Gao and certain other holders of Senior Convertible Preferred Shares entered into an amended and restated voting agreement (the “Voting Agreement”), which superseded and replaced the voting agreement in effect prior to the Closing. The Voting Agreement sets the shareholding requirement for director nomination right of Astral Success Limited ("Astral”) and NIO Capital at a certain number of Class A Ordinary Shares (which number was derived based on the previous threshold number of Senior Convertible Preferred Shares and the conversion ratio applicable upon the Closing). The composition of the board under the Voting Agreement otherwise remains unchanged, i.e., subject to the limitations set forth in the Voting Agreement, Astral, NIO Capital and Kun Dai shall each be entitled to nominate one director, Astral and NIO Capital shall be collectively entitled to nominate two independent directors and Mr. Kun Dai or the Board shall be entitled to appoint the third independent director.

Registration Rights Agreement

On March 26, 2024 and upon the Closing, the Issuer and Xin Gao entered into a Registration Rights Agreement with respect to the Class A Ordinary Shares and American depositary shares representing Class A Ordinary Shares issuable to Xin Gao upon conversion of the Senior Convertible Preferred Shares. The Registration Rights Agreement grants the Xin Gao customary shelf and piggyback registration rights.

Conversion of Senior Convertible Preferred Shares into Class A Ordinary Shares

On March 27, 2024, by virtue of the consents of the requisite holders of Senior Convertible Preferred Shares, the 1,440,922,190 Senior Convertible Preferred Shares issued to Xin Gao on March 26, 2024 converted into 1,440,922,190 Class A Ordinary Shares, along with all other Senior Convertible Preferred Shares then issued and outstanding.

Item 4. Purpose of the Transaction.

The last two paragraphs of Item 4 of the Original Schedule 13D is hereby replaced in its entirety by (i) the following paragraphs; and (ii) the information set forth under “The Xin Gao Financing Transaction” and “Conversion of Senior Convertible Preferred Shares into Class A Ordinary Shares” under Item 3 are incorporated herein by reference:

BOCOM International Supreme Investment Limited pledged 14,764,090 Class A Ordinary Shares pursuant to a share charge in connection with certain subscription agreement entered into with certain note subscribers in November 2017. On September 2, 2020, one of the note subscribers issued a notice declaring that an event of default as defined under the subscription agreement had occurred and such note subscriber exercised its call option pursuant to the subscription agreement. As of the date of this Amendment No. 3, BOCOM International Supreme Investment Limited was in discussion with such note subscriber on the details and mechanisms of the potential share transfer.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The following information with respect to the ownership of Ordinary Shares by the Reporting Person filing this Amendment No. 3 is provided as of March 27, 2024:

			Number of shares as to which such person has:
Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Kun Dai	1,496,496,141	2.7%	1,481,732,051	14,764,090	1,481,732,051	14,764,090

The 1,496,496,141 Ordinary Shares beneficially owned by Mr. Kun Dai comprise (i) 40,809,861 Class B ordinary shares of the Issuer, par value US$0.0001 per share (the “Class B Ordinary Shares”), directly held by Xin Gao, (ii) 14,764,090 Class A Ordinary Shares held by BOCOM as described below; and (iii) 1,440,922,190 Class A Ordinary Shares directly held by Xin Gao.

Xin Gao directly holds 40,809,861 Class B Ordinary Shares and 1,440,922,190 Senior Convertible Preferred Shares. Xin Gao is beneficially owned by Mr. Kun Dai through a trust and of which Mr. Dai is the sole director. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Mr. Dai may be deemed to beneficially own all of the shares of the Issuer held by Xin Gao.

BOCOM, a British Virgin Islands company, directly holds 14,764,090 Class A Ordinary Shares. Mr. Kun Dai, together with Mr. Jiarong Chen and JenCap UX, jointly decides the disposal and voting of the shares of the Issuer directly held by BOCOM, and is deemed to be the beneficial owner of all the shares of the Issuer held by BOCOM.

The percentage of the class of securities beneficially owned by the Reporting Person is based on 56,381,572,389 outstanding Ordinary Shares as a single class as of March 27, 2024 on an as-converted basis, comprising of (i) 56,340,762,528 Class A Ordinary Shares, excluding 21,654,502 Class A Ordinary Shares issued to the Company’s depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under its share incentive plan; and (ii) 40,809,861 Class B Ordinary Shares.

(c)	Except as disclosed in this Amendment No. 3, to the knowledge of the Reporting Person with respect to the persons named in response to Item 5(a), the person named in response to Item 5(a) has not effected any transactions in the Ordinary Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 3, 4 and 5 of this Amendment No. 3 is incorporated by reference into this Item 6.

Item 7. Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding at the end thereof the following:

Exhibit Number	Description of Exhibits
99.4	Subscription Agreement
99.5	Investors’ Rights Agreement
99.6	Voting Agreement
99.7	Registration Rights Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2024

/s/ Kun Dai
Kun Dai